Filed by FS Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

File No. of Related Registration Statement: 333-226410

The following is an excerpt from a press release attached to FS Investment Corporation’s (the “Company” or “FSIC”) current report on Form 8-K, filed on November 7, 2018.

“We are pleased with the origination opportunities the FS/KKR partnership has produced and the credit discipline we’ve exhibited in the current lending environment,” said Michael Forman, Chairman and Chief Executive Officer of FSIC. “We remain focused on successfully completing the merger with Corporate Capital Trust before year-end and positioning the company for long-term success.”

The following is an excerpt from FSIC’s quarterly report on Form 10-Q for the period ended September 30, 2018, filed on November 7, 2018.

On July 22, 2018, the Company entered into an Agreement and Plan of Merger, or the Merger Agreement, with Corporate Capital Trust, Inc., a Maryland corporation, or CCT, IC Acquisition, Inc., a Maryland corporation and wholly-owned subsidiary of the Company, or the Merger Sub, and FS/KKR Advisor. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CCT, with CCT continuing as the surviving company as a wholly-owned subsidiary of the Company, or the Merger, and, immediately thereafter, CCT will merge with and into the Company, with the Company continuing as the surviving company, or together with the Merger, the Transaction. See Note 11 for additional information.

The following is an additional excerpt from FSIC’s quarterly report on Form 10-Q for the period ended September 30, 2018, filed on November 7, 2018.

On July 22, 2018, the Company entered into the Merger Agreement with CCT, Merger Sub and FS/KKR Advisor. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CCT, with CCT continuing as the surviving company and as a wholly-owned subsidiary of the Company and, immediately thereafter, CCT will merge with and into the Company, with the Company continuing as the surviving company. The parties to the Merger Agreement intend the Transaction to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In the Merger, each share of CCT common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into a number of shares of the Company’s common stock equal to an exchange ratio to be determined in connection with the closing of the Merger, or the Exchange Ratio. The Exchange Ratio will equal the net asset value per share of CCT common stock (determined no earlier than two business days prior to the closing date of the Merger), divided by the net asset value per share of the Company’s common stock (determined no earlier than two business days prior to the closing date of the Merger). No fractional shares of the Company’s common stock will be issued, and holders of CCT common stock will receive cash in lieu of fractional shares.

Consummation of the Merger, which is currently anticipated to occur during the fourth quarter of 2018, is subject to certain closing conditions, including (1) requisite approvals of the Company’s stockholders and CCT stockholders, (2) the absence of certain legal impediments to the consummation of the Merger, (3) effectiveness of the registration statement for the Company’s common stock to be issued as consideration in the Merger, (4) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement and (5) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

The Merger is expected to be accounted for as an asset acquisition in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations—Related Issues. Generally, under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of the group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than certain “non-qualifying” assets (for example cash) and does not give rise to goodwill. The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the estimated relative fair values of CCT’s assets and liabilities.

In connection with the Merger, the Company is seeking stockholder approval to amend the FS/KKR Advisor investment advisory agreement to (a) exclude cash and cash equivalents from the gross assets on which the annual base management fee is calculated, (b) revise the calculation of the cap on the subordinated incentive fee on income to take into account the historic per share pre-incentive fee return of both the Company and CCT, together with the historic per share incentive fees paid by both the Company and CCT, and (c) revise the calculation of incentive fees on capital gains to include historical net realized losses and unrealized depreciation of both the Company and CCT.

The following is an additional excerpt from FSIC’s quarterly report on Form 10-Q for the period ended September 30, 2018, filed on November 7, 2018.

Pending Merger with CCT

On July 22, 2018, the Company, CCT, Merger Sub and FS/KKR Advisor entered into the Merger Agreement. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CCT, with CCT continuing as the surviving company and as a wholly-owned subsidiary of the Company and, immediately thereafter, CCT will merge with and into the Company, with the Company continuing as the surviving company. The parties to the Merger Agreement intend the Transaction to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In the Merger, each share of CCT common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into a number of shares of the Company’s common stock equal to the Exchange Ratio. The Exchange Ratio will equal the net asset value per share of CCT common stock (determined no earlier than two business days prior to the closing date of the Merger), divided by the net asset value per share of the Company’s common stock (determined no earlier than two business days prior to the closing date of the Merger). No fractional shares of the Company’s common stock will be issued, and holders of CCT common stock will receive cash in lieu of fractional shares.

The Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of the Company’s and CCT’s businesses during the period prior to the closing of the Merger. The Company and CCT have agreed to convene and hold meetings of their stockholders for the purpose of obtaining the required approvals of the Company’s and CCT’s stockholders, respectively, and have agreed to recommend that their stockholders approve their respective proposals.

The Merger Agreement provides that each of the Company and CCT may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, each of the Company’s board of directors and the CCT board of directors may, subject to certain conditions and in some instances payment of a termination fee of approximately $75,200, change its recommendation to their respective stockholders, terminate the Merger Agreement and enter into an agreement with respect to a superior alternative proposal if it determines in its reasonable good faith judgment, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to breach its standard of conduct under applicable law (taking into account any changes to the Merger Agreement proposed by CCT or the Company, as applicable).

Consummation of the Merger, which is currently anticipated to occur during the fourth quarter of 2018, is subject to certain closing conditions, including (1) requisite approvals of the Company’s stockholders and CCT stockholders, (2) the absence of certain legal impediments to the consummation of the Merger, (3) effectiveness of the registration statement for the Company’s common stock to be issued as consideration in the Merger, (4) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement and (5) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

The Merger Agreement also contains certain termination rights in favor of the Company and CCT, including if the Merger is not completed on or before July 22, 2019 or if the requisite approvals of the Company’s stockholders or CCT stockholders are not obtained. The Merger Agreement also provides that, upon the termination of the Merger Agreement under certain circumstances, the Company may be required to pay CCT, or CCT may be required to pay the Company, a termination fee of approximately $75,200.

In connection with the Merger, the Company is seeking stockholder approval to amend the FS/KKR Advisor investment advisory agreement to (a) exclude cash and cash equivalents from the gross assets on which the annual base management fee is calculated, (b) revise the calculation of the cap on the subordinated incentive fee on income to take into account the historic per share pre-incentive fee return of both the Company and CCT, together with the historic per share incentive fees paid by both the Company and CCT, and (c) revise the calculation of incentive fees on capital gains to include historical net realized losses and unrealized depreciation of both the Company and CCT.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and Corporate Capital Trust, Inc. (“CCT” and together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF

THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, from FSIC’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.